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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

  (Mark One)

  |X| Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

         For the fiscal year ended     December 31, 2005
                                    ------------------------------------------

                                       Or

  |_| Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

         For the transition period from _______________ to ____________________

         Commission file number    1-14946
                                 ----------------------------------------------


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  CEMEX, Inc. Savings and Investment Plan
                  for Union Employees
                  840 Gessner Road
                  Suite 1400
                  Houston, Texas 77024

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  CEMEX,S.A. de C.V.
                  Av. Ricardo Margain Zozaya #325
                  Colonia Valle del Campestre
                  Garza Garcia, Nuevo Leon
                  Mexico 66265



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



                            CEMEX, INC. SAVINGS AND
                              INVESTMENT PLAN FOR
                                UNION EMPLOYEES

                              Financial Statements

                           December 31, 2005 and 2004
         (With Report of Independent Registered Public Accounting Firm)

                    CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                              FOR UNION EMPLOYEES


                               Table of Contents

                                                                           Page
                                                                           ----

Report of Independent Registered Public Accounting Firm                      1

Financial Statements:

     Statements of Net Assets Available for Benefits -
       December 31, 2005 and 2004                                            2

     Statement of Changes in Net Assets Available for Benefits -
       Year Ended December 31, 2005                                          3

     Notes to Financial Statements                                           4


The following schedules required by the Department of Labor's Rules and Regulations are omitted because of the absence of conditions under which they are required:

     Schedule G, Part I - Schedule of Loans or Fixed Income Obligations in
       Default or Classified as Uncollectible

     Schedule G, Part II - Schedule of Leases in Default or Classified as
       Uncollectible

     Schedule G, Part III - Nonexempt Transactions

     Schedule H, Line 4(a) - Delinquent Employee Contributions and
       Loan Repayments

     Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

     Schedule H, Line 4(i) - Schedule of Assets (Acquired and Disposed of Within the Plan Year)

     Schedule H, Line 4(j) - Schedule of Reportable Transactions

                   [Letterhead of Mir.Fox & Rodriguez, P.C.]




            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            -------------------------------------------------------


Participants and Administrator of
CEMEX, Inc. Savings and Investment Plan
   for Union Employees:

We have audited the accompanying statements of net assets available for benefits of the CEMEX, Inc. Savings and Investment Plan for Union Employees (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.


                                               /s/  Mir.Fox & Rodriguez, P.C.


Houston, Texas
June 26, 2006

                    CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                              FOR UNION EMPLOYEES

                Statements of Net Assets Available for Benefits
                           December 31, 2005 and 2004

           Assets                                        2005            2004
           ------                                        ----            ----

Investments, at fair value:
    Mutual funds                                      $              1,758,201
    Common collective trust fund                                       900,541
    Common stock                                                       583,048
    Participant loans                                                  195,588
    Money market fund                                                       94
                                                      -----------  -----------

Total investments                                          --        3,437,472

Participant contributions receivable                                     8,410
Employer contributions receivable                                        2,587
Other accounts receivable                                                1,969
Cash                                                                        18
                                                      ----------   -----------

 Total assets and net assets available for benefits   $    --        3,450,456
                                                      =========    ===========




See accompanying notes to financial statements.

                    CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                              FOR UNION EMPLOYEES

           Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 2005



Additions to net assets:
    Participant contributions                                $        95,756
    Employer contributions                                            26,642
    Investment income                                                 17,061
    Net depreciation in fair value of mutual funds                   (14,188)
    Net appreciation in fair value of common stock                     5,334
                                                             ----------------

       Total additions to net assets                                 130,605
                                                             ----------------

Deductions from net assets:
    Transfer to CEMEX Inc. Savings Plan                            3,579,154
    Benefits paid to participants                                      1,591
    Administrative fees and expenses                                     316
                                                             -----------------

        Total deductions from net assets                           3,581,061
                                                             -----------------

Net decrease in net assets available for benefits                 (3,450,456)

Net assets available for benefits:
    Beginning of year                                              3,450,456
                                                             ----------------

    End of year                                              $           --
                                                             ================



See accompanying notes to financial statements.

                    CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                              FOR UNION EMPLOYEES

                         Notes to Financial Statements
                           December 31, 2005 and 2004

1.   Plan Description

     The CEMEX, Inc. Savings and Investment Plan for Union Employees (the Plan) was adopted effective August 1, 1998 for the benefit of certain union employees of CEMEX, Inc. Effective April 1, 2005, the union employees of the Clinchfield, Georgia plant, which represented all of the participants in the Plan, ceased participating in the Plan and became participants in the CEMEX, Inc. Savings Plan. In connection therewith, assets of $3,579,154 were transferred from the Plan to the CEMEX, Inc. Savings Plan during fiscal year 2005. Effective December 31, 2005, the Plan was merged into the CEMEX, Inc Savings Plan.

     The Plan is qualified under section 401(a) of the Internal Revenue Code
     (IRC) as a defined contribution plan and is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions. The Plan provisions in place during 2005 and prior to the merger on December 31, 2005 were as follows:

         Eligibility
         -----------

         Union employees of the Clinchfield, Georgia plant of CEMEX, Inc. with at least three months of service are eligible to participate in the Plan, with Plan entry dates being the first day of the calendar quarter coinciding with or following the completion of service. Effective April 1, 2005, union employees of the Clinchfield, Georgia plant ceased participating in the Plan.

         Contributions
         -------------

         Participants may contribute from 1% to 16% of their eligible pay, up to an annual maximum subject to IRC limitations. Participants may also rollover certain amounts from other qualified defined benefit or contribution plans. Participants direct 100% of their account balances.

         CEMEX, Inc. (the Employer and Sponsor) matches 50% of the amount contributed by each participant up to the first 6% of eligible pay. The Employer contributions are in the form of American Depository Shares representing common stock of CEMEX, S.A. de C.V. (CEMEX stock). A participant may, at any time after the CEMEX stock is credited to his or her account, make a diversification election and exercise investment discretion with respect to the Employer matching contribution. The Employer may make additional contributions in accordance with the provisions of the Plan Agreement. During fiscal year 2005, no additional contributions were made by the Employer.

         Participant accounts
         --------------------

         Separate accounts are maintained for each participant. Participant accounts are credited with the participant's contribution and allocations of the Employer's contributions and Plan earnings. Allocations are based on each participant's earnings or account balance, as defined in the Plan Agreement. Each participant is entitled to the benefit that can be provided from the participant's account.


                                                                      Continued

                    CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                              FOR UNION EMPLOYEES

                    Notes to Financial Statements, Continued


         Vesting
         -------

         Participants are immediately and fully vested in all contributions plus actual earnings thereon.

         Benefit payments
         ----------------

         Benefits are payable from participant account balances, subject to certain restrictions, upon termination of employment, retirement, reaching the age of 59 1/2, or by incurring a disability or financial hardship, as defined in the Plan Agreement. Participants elect the method of distribution which may be either in the form of a direct rollover to an eligible retirement plan, lump sum payment or, if in excess of $5,000, payment over a period of time not to exceed the shorter of 10 years or certain life expectancies as defined in the Plan Agreement.

         Participant loans
         -----------------

         A participant may obtain a loan from his or her separate account balance. Each loan is evidenced by a promissory note and may not be less than $1,000. The loans are secured by the balance in the participant's account and bear interest at the rate established by the Loan Committee. Provisions of the Plan require the aggregate of each loan outstanding not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. Repayment terms for loans are not to exceed five years and principal and interest is paid ratably through monthly payroll deductions.

         Administrative expenses
         -----------------------

         Loan fees are paid by the borrowing participant and all other administrative costs are paid by the Sponsor.

2.   Significant Accounting Policies

     Basis of presentation
     ---------------------

     The financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets in accordance with accounting principles generally accepted in the United States of America.

     Investment valuation and income recognition
     -------------------------------------------

     The mutual funds, common collective trust fund and common stock are stated at fair value based on quoted market prices as of the date of the financial statements. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Benefit payments
     ----------------

     Benefits are recorded when paid.


                                                                      Continued

                    CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                              FOR UNION EMPLOYEES

                    Notes to Financial Statements, Continued


     Use of estimates
     ----------------

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

3.   Investments

     As of December 31, 2004, participant accounts were invested at the option of the participants in one or more of the following investment funds:

       INVESCO Stable Value Fund                             $   900,541
       CEMEX stock                                               583,048
       Washington Mutual Investors Fund                          428,908
       PIMCO Total Return Fund                                   328,016
       Growth Fund of America                                    300,815
       Templeton Foreign Fund                                    234,156
       Participant loans                                         195,588
       Franklin Balance Sheet Investment Fund                    163,941
       American Century Investments Real Estate Fund             133,229
       MFS International Fund                                     81,299
       Templeton Developing Markets Fund                          56,647
       Franklin Small Mid-Cap Growth Fund                         31,190
       Alliance Capital Reserve Account                               94
                                                             ------------
                                                             $ 3,437,472
                                                             ===========

     Investments with a fair value that exceeds $172,523 at December 31, 2004, represent 5% or more of Plan net assets.

4.   Federal Income Tax Status

     The Plan obtained its latest determination letter on June 14, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan's management believes that the Plan was designed and operated in compliance with the applicable requirements of the IRC. Therefore, the Plan's management believes that the related trust was tax-exempt and accordingly, no provision for Federal income taxes has been included in the Plan's financial statements.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                                     FOR UNION EMPLOYEES


                                     By:    /s/ Andrew M. Miller
                                         -------------------------------------
                                         Name:  Andrew M. Miller
                                         Title: Chairman of Administrative
                                                Committee


Date:  June 26, 2006
     -----------------

                                 EXHIBIT INDEX


Exhibit
  No.                 Description
-------               -----------

   1. Consent of Mir.Fox & Rodriguez, P.C. to the incorporation by reference into the Registration Statement on Form S-8 (File No. 333-86090) of CEMEX, S.A. de C.V. of its report, dated June 26, 2006, with respect to the audited financial statements of the CEMEX, Inc. Savings and Investment Plan for Union Employees as of December 31, 2005.